Exhibit 99.3

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, NORTH LOBBY Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying Statement of Unaudited Consolidated Financial Results for the quarter ended June 30,2023 (the “Statement”) of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”) and its joint ventures attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Holding Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Holding Company’s Board of Directors . Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the following entities:

Holding Company:

Dr. Reddy’s Laboratories Limited

Subsidiaries

1.	Aurigene Oncology limited (Formerly, Aurigene Discovery Technologies Limited)
2.	Cheminor Investments Limited
3.	Dr. Reddy’s Bio-Sciences Limited
4.	Dr. Reddy’s Formulations Limited
5.	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
6.	Dr. Reddy's Laboratories SA
7.	Idea2Enterprises (India) Private Limited
8.	Imperial Credit Private Limited
9.	Industrias Quimicas Falcon de Mexico, S.A.de C.V.
10.	Svaas Wellness Limited
11.	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
12.	Aurigene Pharmaceutical Services Limited

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block B, 3rd Floor, Kolkata-700 016

S.R. Batliboi & Associates LLP
Chartered Accountants

13.	beta Institut gemeinnützige GmbH
14.	betapharm Arzneimittel GmbH
15.	Chirotech Technology Limited (Under the process of liquidation)
16.	DRL Impex Limited
17.	Dr. Reddy’s Laboratories (Australia) Pty. Limited
18.	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited
19.	Dr. Reddy’s Laboratories Canada, Inc.
20.	Dr. Reddy's Laboratories Chile SPA.
21.	Dr. Reddy’s Laboratories (EU) Limited
22.	Dr. Reddy’s Laboratories Inc.
23.	Dr. Reddy's Laboratories Japan KK
24.	Dr. Reddy’s Laboratories Kazakhstan LLP
25.	Dr. Reddy’s Laboratories LLC, Ukraine
26.	Dr. Reddy's Laboratories Louisiana LLC
27.	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
28.	Dr. Reddy’s Laboratories New York, LLC
29.	Dr. Reddy's Laboratories Philippines Inc.
30.	Dr. Reddy’s Laboratories (Proprietary) Limited
31.	Dr. Reddy's Laboratories Romania S.R.L.
32.	Dr. Reddy's Laboratories SAS
33.	Dr. Reddy's Laboratories Taiwan Limited
34.	Dr. Reddy's Laboratories (Thailand) Limited
35.	Dr. Reddy’s Laboratories (UK) Limited
36.	Dr. Reddy’s New Zealand Limited
37.	Dr. Reddy's Research and Development B.V.
38.	Dr. Reddy’s Srl
39.	Dr. Reddy's Venezuela, C.A.
40.	Dr. Reddy’s Laboratories LLC
41.	Lacock Holdings Limited
42.	Promius Pharma LLC
43.	Reddy Holding GmbH
44.	Reddy Netherlands B.V.
45.	Reddy Pharma Iberia SAU
46.	Reddy Pharma Italia S.R.L
47.	Reddy Pharma SAS
48.	Nimbus Health GmbH

Joint ventures
1	DRES Energy Private Limited
2	Kunshan Rotam Reddy Pharmaceutical Company Limited

Other consolidating entities
1	Cheminor Employees Welfare Trust
2	Dr. Reddy's Employees ESOS Trust
3	Dr. Reddy's Research Foundation

.

S.R. Batliboi & Associates LLP
Chartered Accountants

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan Partner Membership No.: 213271 UDIN: 23213271bgsek04092 Place: Hyderabad Date: July 26, 2023

Dr. Reddys Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED
STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2023

		All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2023	31.03.2023	30.06.2022	31.03.2023
		(Unaudited)	(Audited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales/income from operations	66,143	58,430	48,180	234,595
	b) License fees and service income	1,241	4,539	3,974	11,284
	c) Other operating income	195	183	175	818
	Total revenue from operations	67,579	63,152	52,329	246,697

2	Other income	1,740	1,385	8,539	10,555

3	Total income (1 + 2)	69,319	64,537	60,868	257,252

4	Expenses
	a) Cost of materials consumed	12,968	10,728	11,891	42,198
	b) Purchase of stock-in-trade	8,771	7,667	8,755	33,670
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(2,363)	586	(1,533)	709
	d) Employee benefits expense	11,897	12,760	10,457	46,466
	e) Depreciation and amortisation expense	3,533	3,155	3,018	12,502
	f) Impairment of non-current assets	11	540	-	699
	g) Finance costs	371	354	347	1,428
	h) Selling and other expenses	15,674	15,532	13,347	59,465

	Total expenses	50,862	51,322	46,282	197,137

5	Profit before tax and before share of equity accounted investees(3 - 4)	18,457	13,215	14,586	60,115

6	Share of profit of equity accounted investees, net of tax	43	76	94	370

7	Profit before tax (5+6)	18,500	13,291	14,680	60,485

8	Tax expense/(benefit):
	a) Current tax	7,197	4,279	(2,905)	8,144
	b) Deferred tax	(2,747)	(589)	5,695	7,268

9	Net profit after taxes and share of profit of associates (7 - 8)	14,050	9,601	11,890	45,073

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	106	83	(562)	(660)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	(12)	-	(43)
	b) (i) Items that will be reclassified subsequently to profit or loss	147	1,196	(3,135)	276
	(ii) Income tax relating to items that will be reclassified to profit or loss	(210)	(342)	1,568	306
	Total other comprehensive (loss)/income	43	925	(2,129)	(121)

11	Total comprehensive income (9 + 10)	14,093	10,526	9,761	44,952

12	Paid-up equity share capital (face value Rs. 5/- each)	833	833	832	833

13	Other equity				232,028

14	Earnings per equity share (face value Rs. 5/- each)

	Basic	84.55	57.79	71.64	271.47
	Diluted	84.36	57.68	71.49	270.90
		(Not annualised)	(Not annualised)	(Not annualised)

     See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2023	31.03.2023	30.06.2022	31.03.2023
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	9,365	10,398	8,263	37,195
	b) Global Generics	60,130	54,297	44,371	213,953
	c) Others	593	931	738	3,126
	Total	70,088	65,626	53,372	254,274
	Less: Inter-segment revenue	2,509	2,474	1,043	7,577
	Total revenue from operations	67,579	63,152	52,329	246,697

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,013	1,970	1,115	4,733
	b) Global Generics	38,386	33,498	24,399	132,719
	c) Others	156	535	497	1,909
	Total	39,555	36,003	26,011	139,361
	Less: Selling and other un-allocable expenditure/(income), net	21,055	22,712	11,331	78,876
	Total profit before tax	18,500	13,291	14,680	60,485

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics and others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment.

Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of unaudited consolidated financial results of Dr.Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with Indian Accounting Standards ("Ind AS") prescribed under section 133 of Companies Act,2013 ("the Act") read with relevant rules issues thereunder, other accounting principles generally accepted in India and guidelines issues by the Securities and Exchange Board of India ("SEBI") were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 26 July 2023. The Statutory Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report thereon.

2	"Other income" for the quarter ended 30 June 2023 includes Rs.540 million recognised pursuant to settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).This transaction pertains to the Company's Global Generics segment.

3	License fee and service income for the year ended 31 March 2023 includes: a. Rs. 2,640 million from sale of certain non-core dermatology brands to Eris Lifesciences Limited for the quarter ended 31 March 2023; b. Rs. 1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited; c. Rs. 902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited. The amounts recognised above are adjusted for expected sales returns. These transactions pertain to Company’s Global Generics segment.

4	During the quarter ended 31 March 2023, Company considered a total impairment of Rs. 540 million towards: a. The Company assessed performance of business acquired from Nimbus Health GmbH against the initial estimates and performance of the products. Basis the assessment, the Company has recorded an impairment charge of the carrying values amounting to Rs. 375 million (Goodwill- Rs. 272 million and Other intangibles- Rs. 103 million). The said impairment charge pertains to the Company’s Global Generics segment. b. Consequent to adverse market conditions with respect to certain of the Company’s products related intangibles forming part of the Company’s Global Generics and Pharmaceutical Services and Active Ingredients segments, the Company assessed the recoverable amount of these products and recognised an amount of Rs. 165 million as impairment charge.

5	Included in “Selling and other expenses” for the year ended 31 March 2023, is an amount of Rs. 991 million representing the Loss on sale of Assets, pursuant to agreement dated 16 December 2022 with Delpharm Development Leiden B.V (Delpharm) for transfer of its certain assets, liabilities and employees at its site at Leiden, Netherlands.This transaction pertains to Company’s Global Generics segment.

6	The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its “Tax expense/(benefit)” for the quarter ended 30 June 2023 and year ended 31 March 2023.

7	During the quarter ended 30 June 2022, the Company entered into a Settlement Agreement with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc. Pursuant to the agreement, the Company will receive payments totaling U.S.$ 72 million by 31 March 2024. The said agreement resolves all claims between the parties relating to the Company’s generic buprenorphine and naloxone sublingual film including Indivior’s and Aquestive’s patent infringement allegations and the Company’s antitrust counterclaims. On 28 June 2022 the U.S. Court dismissed all claims and counterclaims pending in the case with prejudice, pursuant to a joint stipulation of dismissal filed by the parties. The Company recognised the present value of the amount receivable at Rs.5,638 million (U.S.$ 71.39 million) on the date of the settlement as ‘Other income’ in the consolidated financial results of the Company. The aforesaid transaction pertain to Company’s Global Generics segment.

DR. REDDY'S LABORATORIES LIMITED

8	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 06 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC. The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the previous fiscal years. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the year ended 31 March 2023. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

9	The Company considered the uncertainties relating to the military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

10	The figures of the quarter ended 31 March 2023 are the balancing number between audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the relevant financial year, which are subject to limited review.

By order of the Board

For Dr. Reddys Laboratories Limited

G V Prasad

Co-Chairman & Managing Director

Place: Hyderabad

Date: 26 July 2023